UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

OXIGENE, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
691828107
(CUSIP Number)

Mark Kessel Symphony Capital Partners, L.P. 875 Third Avenue 18th Floor New York, NY 10022 (212) 632-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691828107	Page 2 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------

(1)

The calculations of the percentages referred to herein are based on 62,451,743 shares of Common Stock issued and outstanding, consisting of (a) 46,201,743 shares issued and outstanding as of June 30, 2009, as reported in the Issuer's prospectus filed on July 15, 2009, (b) 6,250,000 shares of Common Stock issued in a private placement transaction, as reported in the Issuer's Form 8-K filed on July 15, 2009 and (c) 10,000,000 shares of Common Stock issued pursuant to the Amended Purchase Option Agreement described herein.

CUSIP No. 691828107	Page 3 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42%(2)
14	TYPE OF REPORTING PERSON PN

-------------------------

(2)

The calculations of the percentages referred to herein are based on 62,451,743 shares of Common Stock issued and outstanding, consisting of (a) 46,201,743 shares issued and outstanding as of June 30, 2009, as reported in the Issuer's prospectus filed on July 15, 2009, (b) 6,250,000 shares of Common Stock issued in a private placement transaction, as reported in the Issuer's Form 8-K filed on July 15, 2009 and (c) 10,000,000 shares of Common Stock issued pursuant to the Amended Purchase Option Agreement described herein.

CUSIP No. 691828107	Page 4 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42% (3)
14	TYPE OF REPORTING PERSON OO

-------------------------

(3)

The calculations of the percentages referred to herein are based on 62,451,743 shares of Common Stock issued and outstanding, consisting of (a) 46,201,743 shares issued and outstanding as of June 30, 2009, as reported in the Issuer's prospectus filed on July 15, 2009, (b) 6,250,000 shares of Common Stock issued in a private placement transaction, as reported in the Issuer's Form 8-K filed on July 15, 2009 and (c) 10,000,000 shares of Common Stock issued pursuant to the Amended Purchase Option Agreement described herein.

CUSIP No. 691828107	Page 5 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Mark Kessel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42% (4)
14	TYPE OF REPORTING PERSON IN

-------------------------

(4)

The calculations of the percentages referred to herein are based on 62,451,743 shares of Common Stock issued and outstanding, consisting of (a) 46,201,743 shares issued and outstanding as of June 30, 2009, as reported in the Issuer's prospectus filed on July 15, 2009, (b) 6,250,000 shares of Common Stock issued in a private placement transaction, as reported in the Issuer's Form 8-K filed on July 15, 2009 and (c) 10,000,000 shares of Common Stock issued pursuant to the Amended Purchase Option Agreement described herein.

CUSIP No. 691828107	Page 6 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Harri V. Taranto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42% (5)
14	TYPE OF REPORTING PERSON IN

-------------------------

(5)

The calculations of the percentages referred to herein are based on 62,451,743 shares of Common Stock issued and outstanding, consisting of (a) 46,201,743 shares issued and outstanding as of June 30, 2009, as reported in the Issuer's prospectus filed on July 15, 2009, (b) 6,250,000 shares of Common Stock issued in a private placement transaction, as reported in the Issuer's Form 8-K filed on July 15, 2009 and (c) 10,000,000 shares of Common Stock issued pursuant to the Amended Purchase Option Agreement described herein.

CUSIP No. 691828107	Page 7 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony ViDA Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42% (6)
14	TYPE OF REPORTING PERSON OO

-------------------------

(6)

The calculations of the percentages referred to herein are based on 62,451,743 shares of Common Stock issued and outstanding, consisting of (a) 46,201,743 shares issued and outstanding as of June 30, 2009, as reported in the Issuer's prospectus filed on July 15, 2009, (b) 6,250,000 shares of Common Stock issued in a private placement transaction, as reported in the Issuer's Form 8-K filed on July 15, 2009 and (c) 10,000,000 shares of Common Stock issued pursuant to the Amended Purchase Option Agreement described herein.

CUSIP No. 691828107	Page 8 of 13 Pages

SCHEDULE 13D/A

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D (as amended, the “Schedule 13D”) filed on October 1, 2008 which relates to the common stock, par value $0.01 per share (the “Common Stock”), of OXiGENE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 701 Gateway Blvd., South San Francisco, CA 94080. This Amendment No. 3 is being filed to report a change to Items 3, 4, 5 (a) – (c), 6 and 7 of the Schedule 13D. All Items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 in the Schedule 13D.

On July 2, 2009, the Issuer, Symphony ViDA Holdings LLC (“Holdings”) and Symphony ViDA, Inc. (“ViDA”) entered into a series of related agreements pursuant to which such parties agreed to amend the terms of the Purchase Option Agreement (as defined in Item 3 of the Schedule 13D) pursuant to an amended and restated purchase option agreement (the “Amended Purchase Option Agreement”). Concurrently with the execution of the Amended Purchase Option Agreement, the Issuer notified Holdings and ViDA of its exercise of the Purchase Option under such amended terms.

Among other things, the Amended Purchase Option Agreement provided, in effect, that if the Issuer issued additional securities at any time after July 2, 2009 but prior to six months following the closing under the Amended Purchase Option Agreement which reflected a price per share of Common Stock that was lower than the closing market price per share as of July 2, 2009, Holdings would have the right to receive additional securities in an amount reflecting the difference in value of the securities at the time of such subsequent issuance and such closing market price per share (the “Purchase Price Adjustment”). On July 20, 2009, the Issuer issued additional securities valued at $1.60 per unit to various investors in a private placement transaction.

Pursuant to the Issuer’s exercise of its purchase option, the closing under the Amended Purchase Option Agreement occurred on July 20, 2009. At the closing, the Issuer acquired all of the equity of ViDA in exchange for the issuance to Holdings of 10,000,000 newly-issued shares of the Issuer’s Common Stock, which reflected the Purchase Price Adjustment. The closing market price of the Common Stock as of that date was $1.56 per share.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the text below to the end of Item 4 in the Schedule 13D.

The disclosure under Item 3 hereof is incorporated by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (c) of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

CUSIP No. 691828107	Page 9 of 13 Pages

SCHEDULE 13D/A

(a)        Following the closing under the Amended Purchase Option Agreement on July 20, 2009, each of the Reporting Persons owns the following shares of Common Stock:

(i)	Symphony Capital Partners, L.P.

Number of Shares of Common Stock: 27,117,118

Percentage Outstanding Common Stock: 43.42%

(ii)	Symphony Capital GP, L.P.

Number of Shares of Common Stock: 27,117,118

Percentage Outstanding Common Stock: 43.42%

(iii)	Symphony GP, LLC

Number of Shares of Common Stock: 27,117,118

Percentage Outstanding Common Stock: 43.42%

(iv)	Mark Kessel

Number of Shares of Common Stock: 27,117,118

Percentage Outstanding Common Stock: 43.42%

(v)	Harri V. Taranto

Number of Shares of Common Stock: 27,117,118

Percentage Outstanding Common Stock: 43.42%

(vi)	Symphony ViDA Holdings LLC

Number of Shares of Common Stock: 27,117,118

Percentage Outstanding Common Stock: 43.42%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on 62,451,743 shares of Common Stock issued and outstanding, consisting of (a) 46,201,743 shares issued and outstanding as of June 30, 2009, as reported in the Issuer's prospectus filed on July 15, 2009, (b) 6,250,000 shares of  Common Stock issued in a private placement transaction, as reported in the Issuer's Form 8-K filed on July 15, 2009, and (c) 10,000,000 shares of Common Stock issued pursuant to the Amended Purchase Option Agreement described herein.

(b)        Following the closing of the Purchase Option on July 20, 2009, each of the Reporting Persons holds the following voting and investment power:

(i)	Symphony Capital Partners, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 27,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 27,117,118 shares

(ii)	Symphony Capital GP, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 27,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 27,117,118 shares

CUSIP No. 691828107	Page 10 of 13 Pages

SCHEDULE 13D/A

(iii)	Symphony GP, LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 27,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 27,117,118 shares

(iv)	Mark Kessel

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 27,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 27,117,118 shares

(v)	Harri V. Taranto

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 27,117,118 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 27,117,118 shares

(vi)	Symphony ViDA Holdings LLC

Sole power to vote or direct the vote: 27,117,118 shares

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 27,117,118 shares

Shared power to dispose or to direct the disposition: 0

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on 62,451,743 shares of Common Stock issued and outstanding, consisting of (a) 46,201,743 shares issued and outstanding as of June 30, 2009, as reported in the Issuer's prospectus filed on July 15, 2009, (b) 6,250,000 shares of  Common Stock issued in a private placement transaction, as reported in the Issuer's Form 8-K filed on July 15, 2009, and (c) 10,000,000 shares of Common Stock issued pursuant to the amended Purchase Agreement described herein.

(c)        During the last 60 days, the Reporting Persons have received directly from the Issuer 10,000,000 shares of Common Stock issued in accordance with the terms of the Amended Purchase Option Agreement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure under Items 3 and 4 hereof is incorporated by reference.

In addition to the amended terms of the Purchase Option Agreement described above, pursuant to the Amended Purchase Option Agreement the Issuer re-acquired all of the rights to the Programs (as defined in Item 4 of the Schedule 13D), and approximately $12.5 million in cash then held by ViDA became available for use for the Issuer’s general corporate purposes. In connection with the execution of the Amended Purchase Option Agreement, the Issuer and Holdings also entered into an amended and restated registration rights agreement, and the Additional Funding Agreement (as defined in Item 6 of the Schedule 13D) was terminated pursuant to a Termination Agreement dated July 2, 2009.

CUSIP No. 691828107	Page 11 of 13 Pages

SCHEDULE 13D/A

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1.	Amended and Restated Purchase Option Agreement, dated July 2, 2009, by and among the Issuer, Holdings and ViDA.*
2.	Amended and Restated Registration Rights Agreement, dated July 2, 2009, between the Issuer and Holdings.*
3.	Termination Agreement, dated July 2, 2009, by and among the Issuer and ViDA.*

________________________

*	Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed July 7, 2009 and incorporated herein by reference.

CUSIP No. 691828107	Page 12 of 13 Pages

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2009

SYMPHONY CAPITAL PARTNERS, L.P.
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY CAPITAL GP, L.P.
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY GP, LLC
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP No. 691828107	Page 13 of 13 Pages

SCHEDULE 13D/A

MARK KESSEL
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

HARRI V. TARANTO
By:	/s/ Harri V. Taranto
Name: Harri V. Taranto Title: Managing Member

SYMPHONY ViDA HOLDINGS LLC
By:	Symphony Capital Partners, L.P. its Manager
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member